BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.

File Nos. 333-226811

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-14 (File No. 333-226811) filed on August 13, 2018 (the “Registration Statement”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.                  We note that the legal survivor of the Merger (TPIC) differs from the accounting survivor (PWAY). Regarding the selection of the target fund as the accounting survivor, explain to us in your response the degree of repositioning of the target fund’s portfolio investments in connection with the target fund’s reorganization, whether planned, forced, or before or after the merger.  As appropriate, please estimate the percentage of the target fund’s securities that will be sold and disclose any costs related to repositioning the portfolio in both dollars and basis points. To the extent any repositioning would result in capital gains distributions to stockholders, please quantify such amounts in both aggregate and per share amounts.

Response: PWAY expects to reposition its portfolio by selling approximately $5.2 million fair value investments for cash prior to the merger and re-investing those proceeds in syndicated senior secured first lien and second lien loans after the merger. The $5.2M fair value represents approximately 48.5% of PWAY’s 6/30/18 total fair value of investments. PWAY expects to incur costs of approximately $12,489 or 12 basis points based on PWAY’s 6/30/18 total fair value of investments as part of repositioning its portfolio. Based on PWAY’s 6/30/18 fair value of investments, PWAY expects to realize $134,294 in capital gains or $0.20 per share related to the reposition.

2.                  With regard to the $2.0 million repayment of previously advanced expenses of TPA Adviser, LLC (the “TPIC Adviser”), please advise as to whether the three conditions under the existing expense support agreement will remain in place. Please discuss the appropriateness of the repayment.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: In connection with the Merger, TPIC and the TPIC Adviser entered into a letter agreement (the “Letter Agreement”) providing for the termination of the existing expense support agreement (the “Existing ESA”) upon the completion of the Merger and agreed to limit the amount owed by TPIC to the TPIC Adviser to an amount equal to the lesser of (i) $2 million or (ii) the current reimbursable amount owed by TPIC to the TPIC Adviser as of the date of the Merger (the “ESA Reimbursement Amount”). Although this ESA Reimbursement Amount will become immediately due and will be expensed on TPIC’s income statement, it will not be paid immediately following the Merger. Thereafter, pursuant to the Letter Agreement, the TPIC Adviser agreed that any repayment of the ESA Reimbursement Amount will be subject to the restrictions and conditions set forth in the Expense Limitation Agreement between FLEX and the New Investment Adviser (the “FLEX ELA”) that will go into effect following the Merger. The Repayment Limitations under the FLEX ELA (discussed below) are substantially similar to the conditions to repayment contained in the Existing ESA.

 Pursuant to the FLEX ELA, any repayment of the ESA Reimbursement Amount is subject to satisfaction of the following conditions: (1) the Repayment Limitations (as discussed below) are satisfied, (2) any amounts due to the New Investment Adviser as a reimbursement under the FLEX ELA have been paid, and (3) FLEX has excess cash on hand. Specifically, the FLEX ELA provides that reimbursements in any quarter shall be limited to the lesser of (i) the excess of the Annual Limit (8.00% of FLEX’s average quarterly net assets) applicable to such quarter over FLEX’s actual operating expenses for such quarter and (ii) the amount of reimbursement which, when added to FLEX’s expenses for such quarter, permits FLEX to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of FLEX’s shares) from the sum of (x) FLEX’s net investment income (loss) for such quarter plus (y) FLEX’s net realized gains (losses) for such quarter (the “Repayment Limitations”).

Pursuant to the Existing ESA, promptly after termination of that agreement, TPIC is required to pay to the TPIC Adviser all expense support payments paid by the TPIC Adviser to TPIC within the last three years prior to the date of termination of the agreement that have not been previously reimbursed. TPIC believes that the repayment of the ESA Reimbursement Amount in connection with the Merger is appropriate and reasonable because the TPIC Adviser has agreed to (i) limit the amount of the ESA Reimbursement Amount and (ii) impose greater restrictions on repayment than are currently in place. Under the terms of the Existing ESA, the TPIC Adviser may terminate the Existing ESA at any time on thirty days’ prior written notice and require TPIC to promptly repay all amounts previously advanced within the last three years that have not been reimbursed. In connection with the Merger, pursuant to the Letter Agreement, the TPIC Adviser agreed to cap this amount at $2.0 million. Further, in addition to the Repayment Limitations contained in the FLEX ELA (which are substantially similar to those contained in the Existing ESA), the TPIC Adviser agreed that payment of the ESA Reimbursement Amount would be subordinated to the repayment of any amounts owed to the New Investment Adviser under the FLEX ELA and then only to the extent that FLEX determines that it has excess cash on hand to make these repayments. TPIC believes that these additional limitations will ensure that FLEX will not be required to pay any amounts to the TPIC Adviser in a manner that will adversely affect FLEX or its shareholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (212) 712-2806.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

 Attorney for Triton Pacific Investment Corporation, Inc.